ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to the Russell 2000® Index
Issuer	Deutsche Bank AG ("Deutsche Bank")
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	Russell 2000® Index (Bloomberg symbol: "RTY")
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.20 - $11.60] per unit, a [12% - 16%] return over the Principal Amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010313004611/dp39902_fwp-arn1.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.



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Note Payment at Maturity
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Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure

Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes are subject to the credit risk of Deutsche Bank, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
- If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free 1-866-500-5408.

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-184193
Date: July 31, 2013

Enhanced Return